Exhibit 99.1

FOR IMMEDIATE RELEASE

Want To Be a Million-Miler?
Let Points.com Help You Discover the Secrets to Maximizing Miles

TORONTO (December 23, 2009) – In the new Golden Globe-nominated flick, Up in the Air, George Clooney plays Ryan Bingham, a frequent flier and mileage-obsessed "career transition counselor." His days consist of traveling around the country firing people and collecting miles with a goal of logging 10 million American Airlines AAdvantage miles. Mileage collectors like Bingham can use the services at Points.com (www.points.com) to achieve that goal of more miles even faster.

Points.com (TSX: PTS; OTCBB: PTSEF) is the world's leading loyalty reward solutions provider that offers several easy and economical ways to maximize rewards. The site's Global Points Exchange (GPX; www.points.com/gpx) service can also help users trade their miles directly with other users in order to accumulate what's needed to achieve their goal.

Some of the ways Points.com can help mile-hungry travelers earn more include:

  Exchange miles with fellow frequent travelers. Points.com's GPX service connects users seeking complementary trades—making both sides "winners." Not only can users earn more by trading miles from carriers such as American Airlines, Delta Airlines, Continental Airlines and Alaska Airlines, but they can also trade InterContinental Hotel Group's Priority Club Rewards program points to get to a free stay anywhere in the world that much faster.

  Track miles from multiple programs in one spot. As the only site that's officially partnered with the world's leading mileage programs, Points.com's Balance Tracker lets you monitor all your account balances at the same time. The more balances you track, the more offers and benefits you'll see. It's like an online wallet for your miles.

  There's no such thing as having too many miles. If you're still hungry for more, always check to see if your preferred program(s) is offering specials or limited time offers that will make earning even more miles faster and easier.

If you enjoyed the movie and want to be even more like Bingham, why not cash in just enough miles for an Amazon Gift Card, and redeem it for a copy of the book? It's the holidays after all, so treat yourself to a present you're sure to enjoy.

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter (www.Twitter.com/PointsAdvisor), become a Facebook (www.points.com/facebook) fan or track your balances in iGoogle.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

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For more information about these tips or to interview Chris Barnard, President, contact:

Media relations:
David Cumpston
Allison & Partners
T. 415-277-4917; E. points@allisonpr.com

Investor relations:
Alex Wellins
The Blueshirt Group
T. 415-217-7722

Brinlea Johnson
The Blueshirt Group
T. 212-551-1453